Exhibit 99.1

Enthusiast Gaming Names Nick Brien as Chief Executive Officer

LOS ANGELES, March 01, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, is pleased to announce that Nick Brien has been appointed as Chief Executive Officer to lead its global operations. Brien will be based in Los Angeles.

Most recently, Brien was the CEO of Amobee, one of the world’s leading ad tech companies. Prior to Amobee, Brien was the Americas CEO of Dentsu, one of the world’s largest advertising, media, and digital marketing networks, serving global marketers, such as Microsoft, General Motors, P&G, American Express, ABI, Heineken and Intel. Brien has held numerous key leadership roles across the advertising industry, including CEO of McCann Worldgroup, CEO of iCrossing, President of Hearst Magazines Marketing Services and CEO of IPG Mediabrands. He also currently serves on the Board of Directors of Outfront Media (NYSE: OUT). With over three decades of global leadership experience across advertising, media, content creation, and digital marketing, Brien is committed to creating innovative marketing solutions that drive business growth while creating positive brand experiences for consumers.

“I am excited to be joining Enthusiast Gaming, the #1 Gaming Property in the US,” commented incoming CEO Nick Brien. “Enthusiast has built a broad portfolio of gaming assets to reflect the diverse entertainment needs and habits of younger audiences, owning some of the largest fan communities in the world, the largest gaming platform on YouTube, a leading casual games maker and winning esports teams. Its success at building world-class products, growing subscription offerings, establishing deep creator relationships, and hosting sold-out live events demonstrates the company’s focus on innovation and creativity, supported by data science and technology enablement. I’m confident that when the unique power of its communities, creators, content, and experiences are fully integrated, meaningful long-term value will be created for all stakeholders.”

Adrian Montgomery, who has served as CEO of Enthusiast Gaming since 2019, will move to Chair the Board of Directors as part of a previously announced transition plan.

“On behalf of the Board of Directors, we are thrilled that Nick has joined as CEO of Enthusiast Gaming. Today, this company takes an important step forward towards solidifying its leadership position in gaming and entertainment. Nick is a proven leader who has worked with many of the world’s largest advertisers to drive innovative marketing solutions that deliver sustained ROI. He has the diverse experience to lead and evolve our strategy and imagine new ways to grow our business and expand our brands,” commented Adrian Montgomery. “Nick understands that there has been a fundamental shift in the balance of power from marketers to consumers who today create the content, control the distribution and participate as passionate members of gaming communities."

Added Nick Brien, “We are seeing massive disruption across the media and entertainment landscape, and with disruption comes huge opportunities. Gaming is the largest and fastest-growing entertainment vertical in the world with more than three billion people playing games, creating and consuming content, and sharing fan experiences. The innovative products and robust platform built by Enthusiast ensures the company is well-positioned to continue growing its market share.”

With today’s announcement, Enthusiast Gaming strengthens its position in the gaming and entertainment sector. Recently recognized as the #1 Gaming Property in the United States, and the 3rd fastest growing in the Comscore Top 100, Brien will focus on unlocking and leveraging Enthusiast Gaming’s assets and leading adtech to optimize its inventory with first-party data to enhance its offerings, prepare for the cookie-less future and gain a wider reach of advertisers and marketers as they look for meaningful ways to connect with coveted and valuable younger audiences.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with younger millennial audiences. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s industry outlook, growth opportunities and strategic initiatives.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.